NEWS RELEASE	ELD No. 11-09
TSX: ELD NYSE: EGO ASX: EAU	May 25, 2011

DIRECTORS AND SENIOR MANAGEMENT ANNOUNCEMENT

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) announced the following changes to the Board of Directors and Executive Management team.

Board of Directors

John Auston

After serving as an Independent Director since April 2003, John Auston retired from the Board of Directors on May 5, 2011.  John’s technical and management experience provided guidance and oversight as an active Member of the Board and to the Audit Committee, the Corporate Governance & Nominating Committee and most recently the Compensation Committee and the Environmental Health & Safety Committees.  On behalf of Management and the Board of Directors we wish to thank John for his significant contribution which has benefitted all of our shareholders.

Dr. Michael Price, MMMM

At the Annual Shareholders Meeting on May 5, 2011 Mike Price was elected to the Board of Directors as an Independent Director.  Mike has extensive experience as a financial consultant and advisor to the mining industry and is currently the London Representative of Resource Capital Funds.  Prior to joining Resource Capital Funds Mike served as the Managing Director and Joint Global Head of Mining and Metals for Barclays Capital and has held senior management positions with Societe Generale and NM Rothschilds.  Mike has held a number of independent director positions and brings expertise in both mining and finance to the Board.

Tim Baker, B.Sc (Geology)

The Board appointed Tim Baker to the position of Independent Director effective May 20, 2011.  Tim recently retired from the position of Executive Vice President and Chief Operating Office of Kinross Gold and has over 30 years of senior and executive level experience with global gold producers.   Tim brings significant experience in operations and management to the Board.

Senior Management Team

Doug Jones has been appointed to the position of Vice President, China Operations. In this position, he will play a key role in the continued growth and development of the operations in China with overall responsibility for the operational and technical aspects of the mine sites. Doug joins Eldorado from Kinross Gold where he was Vice President & General Manager of the Kettle River Operations and brings a wealth of knowledge and experience at a senior management level both in North America and internationally.

Ed Miu has resigned his position as Chief Financial Officer to pursue other endeavors.  Ed joined Eldorado from Sino Gold in December 2009 and has assisted in the integration of the Sino Gold assets as well as leading the finance department over the past one a half years.  The Board and Management of Eldorado wish Ed success in his future business undertakings.

Fabiana Chubbs, currently Eldorado’s Treasurer and Risk Manager, will be assuming the role of Chief Financial Officer.  Fabiana has been serving the Company in the role of Treasurer and Risk Manager.  Fabiana joined Eldorado in July 2007 after a long association with the Company in her role of Senior Manager PricewaterhouseCoopers Audit Group.  Fabi’s knowledge of the Company, finance and the mining industry will be invaluable in her new role.

Eldorado is a gold producing, exploration and development company actively growing businesses in  Turkey, China, Brazil and Greece.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Cautionary Note about Forward-Looking Statements and Information

Certain statements and information in this release, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to estimation of mineral reserves and resources, future production and growth and related disclosure.  Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information included in this release, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries;, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information.  Such risks, uncertainties and other factors include among other things the following:  gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risks related to the  integration of acquired businesses; ability to complete acquisitions; competition; the speculative nature of gold exploration; ability to obtain financing; environmental risks; share price volatility; community and non-governmental actions and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this release except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).   Our Chess Depositary Interests trade on the Australian Securities Exchange(ASX:EAU)

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com